[redacted]

10029020

SI ... ,IISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67009

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scott T. Taylor, Ltd

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14482 Hillshire Dr.
(No. and Street)

Willis (City) Texas (State) 77318 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adamson, Hood & Company, PC
(Name – *if individual, state last, first, middle name*)

10500 N.W. Frwy Ste 224 (Address) Houston (City) Texas (State) 77092 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 02 2010
Washington, DC
106

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott T. Taylor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scott T. Taylor, Ltd, as of 12-31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ASHLEY McSWAIN
Notary Public, State of Texas
My Comm. Expires Dec. 18, 2012

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition. (Balance Sheet)
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition. (None)
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (None)
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (exempt)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (exempt)
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (exempt)
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Not a member)
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCOTT T TAYLOR, LTD

(A Texas Limited Partnership)

Financial Statements

For the years ended December 31, 2009 and 2008

Independent Auditor's Report

CONTENTS

INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
BALANCE SHEETS	2
STATEMENTS OF INCOME	3
STATEMENT OF CHANGE IN PARTNERS' EQUITY	4
STATEMENTS OF CASH FLOW	5
NOTES TO FINANCIAL STATEMENTS	6-7
SUPPLEMENTAL SCHEDULES	8
SCHEDULE I – COMPUTATIONS OF NET CAPITAL	9
SCHEDULE II – INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3	10

Adamson, Hood & Company, PC
Certified Public Accountants
10500 Northwest Frwy., Suite 224
Houston, Texas 77092
Tel. (713) 956-6266
Email: adamsonhood.com

Scott T Taylor, Ltd

We have audited the accompanying balance sheets of Scott T Taylor, Ltd (a Texas limited partnership) as of December 31, 2009 and 2008 and the related statements of income, changes in partners' equity and cash flow for the year they ended. These financial statements and the supplemental schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Scott T Taylor, Ltd as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years they ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects in relation to the basic financial statements taken as a whole.

Adamson Hood & Company PC

Houston, Texas
February 16, 2010

SCOTT T TAYLOR, LTD
BALANCE SHEETS AS OF
December 31, 2009 and 2008
Note 1

	2009	2008
ASSETS		
Cash and cash equivalents	$ 14,956	$ 14,857
Total Current Assets and Total Assets	$ 14,956	$ 14,857
OWNERS' EQUITY (Note 2)		
Ellen M. Taylor	7,104	7,057
Scott T. Taylor	7,104	7,057
Wealth Recovery, Inc.	748	743
Total Owners' Equity	$ 14,956	$ 14,857

The accompaning notes are an integral part of these financial statements

SCOTT T TAYLOR, LTD
STATEMENTS OF INCOME
For the Years ended December 31, 2009 and 2008
Note 1

	2009	2008
Revenue		
Commissions	$ 103,862	$ 122,250
Interest	7	178
Total Revenue	103,869	122,428
Total Operating Expenses	50,570	54,293
Net Income	$ 53,299	$ 68,135

The accompanying notes are an integral part of these financial statements

SCOTT T TAYLOR, LTD
STATEMENT OF CHANGES IN PARTNERS' EQUITY
For the Years ended December 31, 2009 and 2008
Note 1

	Ellen M. Taylor	Scott T. Taylor	Wealth Recovery, Inc.	Total
Balance - December 31, 2007	$ 6,043	$ 6,043	$ 636	$ 12,722
Year ended December 31, 2008				
Earnings	32,364	32,364	3,407	68,135
Draws	(31,350)	(31,350)	(3,300)	(66,000)
Balance - December 31, 2008	7,057	7,057	743	14,857
Year ended December 31, 2009				
Earnings (Loss)	25,317	25,317	2,665	53,299
Draws	(25,270)	(25,270)	(2,660)	(53,200)
Balance - December 31, 2009	$ 7,104	$ 7,104	$ 748	$ 14,956

The accompanying notes are an integral part of these financial statements.

SCOTT T TAYLOR, LTD
STATEMENTS OF CASH FLOW
For the years ended December 31, 2009 and 2008
Note 1

	2009	2008
Net Income	$ 53,299	$ 68,135
Partners' draws	(53,200)	(66,000)
Net increase in cash	99	2,135
Cash balance at December 31, 2008	14,857	12,722
Cash balance at December 31, 2009	$ 14,956	$ 14,857

The accompanying notes are an integral part of these financial statements.

SCOTT T TAYLOR, LTD

NOTES TO FINANCIAL STATEMENTS

(See Independent Auditor's Report)

1. Summary of Significant Accounting Policies and Business Activity

Nature of Business

Scott T Taylor, Ltd is a Texas limited partnership registered as a broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Company's revenues are primarily from commissions earned from various mutual funds.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand; cash in banks, and highly liquid debt instruments purchased with a maturity date of three months or less.

Revenue Recognition

Revenue is recognized at the time payment is received from the mutual fund.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. It is at least reasonably possible that the significant estimates used will change within the year.

Federal Income Tax

The Company is a limited partnership for federal income tax reporting. Consequently, the taxes are the responsibility of the individual partners of the company. Therefore, no provision for federal income taxes has been included in the financial statements as of and for the years ended December 31, 2009 and 2008.

SCOTT T TAYLOR, LTD

NOTES TO FINANCIAL STATEMENTS

(See Independent Auditor's Report)

2. Minimum Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2009 and 2008 the Company had net capital of $14,956 and $14,857, respectively, which exceeded its required net capital of $5,000 by $9,956 and $9,857, respectively. Withdrawals of equity capital are restricted from causing the Company's net capital to be less than $6,000. There were no material differences between net capital as reflected in the Company's FOCUS Report for the quarter ended December 31, 2009 and the net capital computation as shown in supplementary Schedule I – Computation of Net Capital. The Company had no indebtedness at December 31, 2009 or December 31, 2008. Additionally, there were no liabilities subordinated to the claims of general creditors during 2009 or 2008.

SUPPLEMENTAL SCHEDULES

Schedule I

SCOTT T TAYLOR, LTD
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009 and 2008

	2009	2008
Assets	$ 14,956	$ 14,856
Liabilities	-0-	-0-
Net worth	14,956	14,856
Additions	-0-	-0-
Deductions (Non-allowable assets)	-0-	-0-
Tentative net capital (TNC)	14,956	14,856
Less haircuts	-0-	-0-
Net capital	14,956	14,856
Minimum net capital requirements - Greater of:		
1/8 of aggregate indebtedness or $5,000	5,000	5,000
120% of net capital or $6,000	6,000	6,000
Excess (deficient net capital)	9,956	9,856

The accompanying notes are an integral part of these financial statements.

Schedule II

SCOTT T TAYLOR, LTD

Information Relating to the Possession or Control
Requirements under Rule 15c3-3

December 31, 2009

The Company is exempt from the reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

As of and for the two years ended, December 31, 2009, the Company has maintained its compliance with the conditions for exemption specified in paragraph (k)(2)(i) or Rule 15c3-3.

Adamson, Hood & Company, PC
Certified Public Accountants
10500 Northwest Frwy., Suite 224
Houston, Texas 77092
Tel. (713) 956-6266
Email: adamsonhood.com

Scott T Taylor, Ltd

In planning and performing our audit of the financial statements and supplemental schedules of Scott T. Taylor, Ltd (the Company) for the years ended December 31, 2009 and 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally

accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referenced to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the accounting system and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 and 2008, to meet the SEC's objectives.

This report is intended solely for the use of Company management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

February 16, 2010